Exhibit 4.36

BioLineRx Ltd.

Compensation Policy for Executives
and Directors

March 2020

BioLineRx Compensation Policy for Executives and Directors

Table of contents:

1.	Purpose and Background	3
2.	Our Executive Compensation Policy	4
	2.1. Approvals and Inception	4
	2.2. Compensation Policy Targets	4
	2.3. Considerations in Defining Compensation Policy for Executives	4
	2.4. Factors to be Considered in the Establishment of the Policy	6
	2.5. Conditions Regarding Variable Components of Compensation	6
	2.6. Motivation and Retention	7
3.	Corporate Governance	7
	3.1. Compensation Committee Membership and Duties	7
	3.2. Policy Confirmation, Amendment and Reaffirmation	8
	3.3. Approval Process	9
4.	Compensation Model	10
	4.1. Framework	10
	4.2. Compensation Structure	10
	4.3. Summary of Recommended Compensation Structure	16
	4.4. Summary of Compensation Objectives	17
5.	Compensation of Directors	17
6.	Examination by Independent Auditors	18
7.	Restitution in Case of Error	18
8.	Responsibility for Communication of the Policy and Revisions thereto	18
9.	Periodic Review of Executive Compensation	18

BioLineRx Compensation Policy for Executives and Directors

1.	Purposes and Background

The purposes of this Compensation Policy for Executives and Directors (the “Policy”) of BioLineRx Ltd. (the “Company”) are to establish the Company’s compensation strategy for executive officers and directors and to provide guidelines for determining the compensation of its executive officers and directors.

The Policy has been adopted in accordance with the requirements of Israel’s Companies Law, 1999-5759 (the “Companies Law”), as amended. The Policy applies to the compensation arrangements of the Company’s executive officers (individually, an “Executive” and collectively, the “Executives”) and directors. Executives and directors will be referred to collectively as “Office Holders.”

BioLineRx is a clinical-stage, publicly-traded (NASDAQ/ TASE: BLRX) biopharmaceutical development company based in Modi’in, Israel. Our Company is dedicated to identifying, in-licensing and developing promising therapeutic candidates intended to satisfy an unmet medical need or provide advantages over current therapies. Our mission is to be leaders in Israel’s biopharmaceutical industry, to identify promising drug compounds and creatively drive the development process towards commercialization. Our ultimate goal is to improve global health through the creation of new therapeutics.

This Policy is designed to promote the achievement of the Company’s goals and support the realization of its work plan and business strategy over the long term.

BioLineRx Compensation Policy for Executives and Directors

2.	Our Compensation Policy

2.1.	Approvals and Inception

This Policy was reviewed and approved by the Compensation Committee of the Board of Directors (the “Compensation Committee”) on February 25, 2016 and the Committee’s recommendations were presented to the Board of Directors (the “Board”). The Policy was approved by the Board on March 8, 2016 for a period of three years beginning from the date of approval of this Policy by the shareholders.

2.2.	Compensation Policy Targets

Our pay-for-performance approach drives us to set coherent standards for the mechanisms by which we establish compensation levels and payouts, as well as the results and behavior we aim to incentivize. All incentive systems at all Company levels are required to contribute to the sustainable growth of the Company by aligning individual goals and behavior with our common long-term strategy and mission.

2.3.	Considerations in Defining Compensation Policy for Executives

The following considerations were taken into account when establishing this Policy:

•	Promotion of the Company’s long-term goals, its strategy and operating plan

Compensation is considered performance-based to the extent that a direct link is maintained between variable compensation and performance and that rewards are consistent with long-term stakeholder value creation.

The fixed components of compensation will be examined at least every two years and compared to the market. The Board may change the amount of the fixed components for one or more of the Executives after receiving a recommendation for such from the Compensation Committee. The change may be made if the Board concludes that such a change would promote the Company’s goals, operating plans and objectives and after taking into account the business and legal implications of the proposed change and its impact on labor relations at the Company. Any such changes are subject to formal approval by the relevant parties.

As for the variable components of compensation, the types and amounts of such components will be determined with the purpose of creating the maximum consistency between this Policy and Company’s operating plan and objectives.

BioLineRx Compensation Policy for Executives and Directors

•	Creation of appropriate incentives for the Executives, considering the risk management policy of the Company

The Company will formulate a balanced total compensation structure of fixed and variable compensation elements, avoiding undue emphasis on variable compensation which may induce behavior not aligned with the Company’s tolerance for risk. Furthermore, when periodically examining this Policy, the Board and the Compensation Committee will discuss the reasonableness of compensation, while taking into account the risk management policy of the Company.

•	Size of the Company and the nature of its activities

We aim to adopt compensation practices capable of guaranteeing distinctive and effective compensation solutions that drive our overall business and personnel strategies in the best possible manner.

Our periodic monitoring of market trends and awareness of international practices contribute to the sound formulation of competitive compensation, as well as transparency and internal fairness. We strive for a balance between creating incentives which support long-term company goals and retention targets. On the basis of periodic benchmarking, we aim to explore peer group ranges in compensation levels, pay mix and total reward structures for effective retention and motivation of our critical executive resources. .

At the Company level, we analyze the overall compensation trends of the market in order to make informed decisions about our compensation approach. With specific reference to the Executives, we have used a benchmarking analysis based on an internally developed list of publicly traded companies that represent, as closely as possible, our peer group. The Compensation Committee arrived at this peer group of publicly traded companies by looking at numerous criteria as follows:

•	Industry and sub-industry
•	Business scope and dimension
•	Market capitalization
•	Number of employees
•	Size and breadth of product offering
•	Unique professional skill sets required
•	Regulatory environment
•	Location

BioLineRx Compensation Policy for Executives and Directors

At a personal level for each Executive, and as appropriate throughout the organization, benchmarking and trend analyses may be conducted considering other peer groups to assure competitive alignment with the relevant market.

•	Variable components of compensation

When considering variable components of compensation, the contribution of the Executive in fulfilling his or her specific corporate role and in achieving the Company’s short and long-term goals and the growth of its long-term profitability should be considered. The variable components in the compensation package will be based primarily on measurable parameters. Those parameters will be derived from the Company’s strategic plan.

2.4.	Factors to be Considered in the Establishment of the Policy
•	Education, qualifications, expertise, professional experience and accomplishments of the Executive
•	Role and areas of responsibility of the Executive and previous salary agreements offered by the Company to the Executive
•
The ratio between the Executive’s compensation and the compensation of other Company employees, including outsourced personnel, especially in comparison to the average salary and median salary of other Company employees, as well as the impact this ratio might have on the work relations within the Company

•	Where the compensation includes variable components - the possibility of decreasing such components, as well as establishing a maximum value for non-cash variable equity components.
•
When the compensation includes termination grants – the employment period of the officer, his/her employment terms during such period, the Company’s performance during such period, the Executive’s contribution to the achievement of Company objectives and maximization of its profits, as well as the circumstances of the Executive’s termination. In no circumstances shall termination grants (including any notice periods) exceed a total of six monthly salaries

2.5.	Conditions Regarding Variable Components of Compensation

Variable components of compensation will be primarily based on measurable short- and long-term criteria. Nevertheless, the Company is allowed to base a non-material part of variable compensation on qualitative non-measurable criteria which focus on the Executive’s contribution to the Company.

BioLineRx Compensation Policy for Executives and Directors

The Company will also establish a defined ratio between the variable and the fixed components of compensation, as well as a maximum amount for all variable components as of the date on which they are paid (or as of the grant date for non-cash variable equity components).

The Company will also establish guidelines under which the Executive will refund to the Company part of the compensation received, if it was paid based on information that was retroactively restated in the financial reports of the Company.

Minimal vesting or holding periods of variable equity components will be established in a manner that supports the appropriate long-term objectives of the Company.

2.6.	Motivation and Retention

We aim to attract, motivate and retain the best resources capable of achieving our Company mission and adhering to our Company values.

Effective compensation strategies represent a key driver to positively reinforce employee commitment, engagement and alignment with the Company’s goals. Our total compensation approach provides for a balanced package of fixed and variable elements, each designed to impact in a specific manner the motivation and retention of employees.

3.	Corporate Governance

3.1.	Compensation Committee Membership and Duties

The Compensation Committee will be composed of at least three members of the Board. Each member of the Compensation Committee must meet the independence requirements established under applicable law. All of the Company’s external directors (as defined by the Companies Law) will be appointed as members of the Compensation Committee and will constitute a majority of the Committee’s members. The Chairperson of the Compensation Committee must be an external director.

The Compensation Committee is responsible for advising the Board as to the Policy and its implementation. The Committee’s main duties are:

•	Analyzing and monitoring market compensation trends, practices and pay levels
•	Making recommendations to the Board regarding a compensation policy for Office Holders

BioLineRx Compensation Policy for Executives and Directors

•	Recommending an extension of the Policy to the Board at least once every three years (in cases where the Policy has been established for a period exceeding three years)
•	Advising the Board from time to time regarding the need to update the Policy
•	Monitoring the Company’s implementation of the Policy
•	Approving employment contracts of Executives that require approval of the Compensation Committee
•	Approving certain employment transactions and contracts which may be exempt from shareholder approval.

The Committee acts in accordance with a charter approved by the Board in June 2013.

3.2.	Policy Confirmation, Amendment and Reaffirmation

The Board will review the Policy from time to time, but not less than once every three years, as well as the need to revise the Policy.

Any amendment to the Policy requires specific approval as set forth in the Companies Law. The term of the Policy shall be for three years from the date of its approval by the shareholders. Following such three-year term, the Policy will again be brought to shareholders for approval by the required special majority. The Companies Law provides, however, that the Company’s Board of Directors may approve a compensation policy even if it was not approved by shareholders; provided that the Compensation Committee and thereafter the Board determine, based on detailed reasoning, and after having re-examined the compensation policy, that approval of the compensation policy, notwithstanding the rejection of the Company’s shareholders, will benefit the Company.

BioLineRx Compensation Policy for Executives and Directors

3.3.	Approval Process

Approval of CEO terms of employment:

Approval of director/controlling shareholder terms of employment:

BioLineRx Compensation Policy for Executives and Directors

Approval of Executive terms of employment (including deviation from the Compensation Policy):

4.	Compensation Model

4.1.	Framework

This Policy relates to all executive management and directors of the Company.

4.2.	Compensation Structure for Executives

The compensation package will be comprised of fixed and variable elements. Each element has a role to play in a balanced compensation package and recognizes different aspects of performance:

•	Base Salary - paid for work performed for a specific role that requires a certain level of experience, skill, competence and responsibility
•	Benefits - to meet legal requirements and to promote the well-being and specific needs of employees for greater productivity and retention
•	Variable Components:
*	Short-Term Incentives (Annual Bonuses) - for achievement of yearly operating plan targets
*	Long-Term Incentives (Equity Compensation Plans) - for driving long-term sustainability, shareholder value creation and achievement of long-range goals
*
Special Bonus - in addition to the annual cash bonus, the Company may, from time to time, determine that an Executive shall be paid a special bonus, considering the special contribution of such Executive to the Company, as well as and any other special circumstances

BioLineRx Compensation Policy for Executives and Directors

Base Salary

The fixed component of compensation is remuneration for the specific role of the Executive and the scope of his or her responsibilities. It also reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the Executive’s contribution to the business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize mid and long-term business sustainability and value creation, and to allow a flexible compensation approach.

Benefits

The Company offers to its employees benefit plans based on relevant laws and common practice in the local labor market of the Executive. In addition, in order to incentivize and reward the efforts of Executives on behalf of the Company, the CEO or the Compensation Committee is authorized to grant from time to time additional benefits, the value of which in each case shall not exceed NIS 3,000.

Signing Bonus and Assistance with Relocation Expenses

For purposes of attracting and retaining high quality personnel, the Company may offer an Executive a signing bonus as an incentive to join the Company. In addition, the Company may offer such Executive assistance in the form of an advance or reimbursement of relocation expenses. The signing bonus shall not exceed an amount of six months’ base salary of the Executive; the relocation advance or reimbursement may be offered on terms considered reasonable in the circumstances.

Variable Compensation

Variable compensation aims to remunerate for achievements by directly linking pay to performance outcomes in the short and long term. To strengthen the alignment of shareholder interests and the interests of management and employees, performance measurements reflect the actual results of the Company overall as well as of the individual Executive. As such, variable compensation constitutes a mechanism of differentiation and selectivity. Adequate ranges and managerial flexibility in performance-based payouts are an inherent characteristic of well-managed, accountable and sustainable variable compensation, which may be awarded via mechanisms differing by time horizon and type of reward.

BioLineRx Compensation Policy for Executives and Directors

The design features, including performance measurements and payment mechanisms, must avoid an excessive short-term focus, in order to guarantee sustainable performance in the medium and long term.

To support the aforementioned principles, the Company provides two types of variable compensation:

•	Short-term - annual bonus
•	Long-term – equity compensation plans

Short term variable compensation - annual bonus

Annual bonuses will be based on achievement of the business goals set out in the Company’s annual operating plan approved by the Board at the beginning of each year. The operating plan encompasses all aspects of the Company’s activities and as such sets the business targets for each member of the management team. Consequently, the Compensation Committee and Board should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan.

The annual bonus mechanism will be directly tied to meeting objectives - both the Company’s business objectives and the Executive’s personal objectives. The Board’s satisfaction with the Executive’s performance will also affect the bonus amount.

BioLineRx Compensation Policy for Executives and Directors

The performance metrics that will be considered are:

Metrics	Weight
Meeting measurable clinical stage and commercial project milestones and timelines based on the Company’s operating plan, after taking into consideration the specific challenges presented by each project
30% to 40%
Meeting measurable budget targets (at a range of 80%-110%) on an annual basis (the CEO and CFO will be measured based on the overall Company budget; while other Executives may be measured on their specific unit/project budgets)
20% to 30%
Meeting measurable personal objectives based on the specific Executive’s work plan (such as cost savings, sales and marketing objectives, success in raising capital, compliance with corporate governance rules, project performance, etc.)
15% to 25%
A non-material portion of the annual bonus, not in excess of 20% of the total maximum annual bonus, may be based on the Board’s satisfaction with the Executive’s performance such as:

•          The contribution of the Executive to the Company’s business, profitability and stability

•          The need for the Company to retain an Executive with skills, know-how, or unique expertise

•          The responsibility imposed on the Executive

•          Changes that occurred in the responsibility imposed on the Executive during the year

•          Satisfaction with the Executive’s performance (including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his/her duties)

•          Assessing the Executive’s ability to work in coordination and cooperation with other employees of the Company

•          The Executive’s contribution to the appropriate control and ethical environments
Up to 20%

Annual bonus payments are subject to the following limitations:

•
the bonus may be no more than eight monthly salaries (in the case of the CEO) or six monthly salaries (in the case of other Executives), and must correlate with a percentage of the Executive’s achieving his/her overall targets (metrics);

BioLineRx Compensation Policy for Executives and Directors

•	a threshold of 50% is defined for each of the metrics, i.e., the Executive must achieve at least 50% of the target in order to be entitled to any proportional share of bonus for that target;
•	a weighted threshold of 50% is defined for all the metrics on a cumulative basis i.e., the Executive must achieve at least 50% of the cumulative targets in order to be entitled to a bonus;
•
in order to incentivize Executives to act in the best interests of the Company over the longer term, 75% of an annual bonus will be paid promptly following the date of its approval by the Board and the balance will be paid 12 months following the date of its approval by the Board, on condition that (a) the Executive is still employed by the Company at the time the balance is to be paid and (b) that the Company’s financial condition still allows such bonus to be paid.

•	the Executive has acted in conformity with the Company’s annual operating plan as approved by the Board;
•	internal and external audit reports do not include significant deficiencies that were disregarded or not remedied;
•	there were no breaches of Company policies by the Executive.

The annual bonus grant to Executives is subject to the discretion of the Compensation Committee and approval by the Board. In order to maintain some measure of flexibility, after calculating the compensation amount, the Board may exercise discretion about the final amount of the bonus, but may not increase the recommended bonus amount by more than 25%.

Long-term variable compensation - equity-based compensation

Equity-based compensation may be granted in any form permitted under the Company’s share incentive plan in effect from time to time and shall be made in accordance with the terms of such share incentive plan. Equity-based compensation to Executives shall be granted from time to time and be individually determined and awarded according to the performance, prior business experience, qualifications, role and the personal responsibilities of each Executive.

The vesting period will generally be four years, with the vesting schedule to be determined in accordance with market compensation trends. The Company’s policy is to grant equity-based compensation with exercise prices at market value.

BioLineRx Compensation Policy for Executives and Directors

Furthermore, in order to create a ceiling for the variable compensation: (1) the aggregate value of annual grants to any one Executive (based on the Black Scholes calculation on the date of grant) will be no more than the higher of 2% of the Company’s market capitalization at the end of the measurement period or $1.5 million; and (2) it is the Company’s intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of the Company’s total fully-diluted share capital.

The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

Special Bonus

In addition to the fixed and variable compensation elements discussed above, this Policy includes the possibility of paying a special bonus to Executives on the occurrence of significant events, such as:

•	Entering into a significant partnering transaction (payable only upon receipt of total cumulative payments of at least $7 million)
•	Completing a substantial funding event (not less than $15 million)

When recommending a special bonus, the Compensation Committee will bring to the Board detailed arguments concerning the Executive’s entitlement to the bonus, and the Board will base its decision on such arguments.

A special bonus recommended by the Compensation Committee is subject to the Board’s determination that such bonus will not have an adverse effect on the Company’s cash required to meet its operating plan or obligations to creditors.

In special circumstances, and subject to the limitations detailed in this Policy, the Compensation Committee may recommend, and the Board may approve, the grant of a special bonus in order to maintain critical staffing necessary to implement the Company’s operating plan and/or achieve its strategic goals.

Summary of limits for variable compensation components:

•	Annual bonus - up to 8 monthly salaries, in the case of the CEO, or 6 monthly salaries, in the case of other Executives
•	Special bonus - up to 4 monthly salaries

BioLineRx Compensation Policy for Executives and Directors

•
Share based compensation: (1) the aggregate value of annual grants to any one Executive (based on the Black Scholes calculation on the date of grant) will be no more than the higher of 2% of the Company’s market capitalization at the end of the measurement period or $1.5 million; and (2) it is the Company’s intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of the Company’s total fully-diluted share capital.

•
All bonus payments provided for in this Policy shall be payable only if the Executive is still employed by the Company at the time of payment and the Company’s financial condition allows such bonus to be paid.

4.3.	Summary of Recommended Compensation Structure for Executives

The recommended compensation structure is as follows:

The mix of Executive compensation comprised of the various compensation elements – base salary, benefits, bonuses, stock-based compensation – should be:

•	20-80% - base salary and benefits
•	20-80% - bonuses and stock-based compensation

provided, however, that the mix may be changed for the Vice President of Business Development, taking into account the successful achievement of a significant transaction.
The monthly salary to be paid to each Executive will not exceed:

•	in the case of the Chief Executive Officer: NIS 100,000;
•	in the case of other Israel-based Executives: NIS 75,000; and
•	in the case of an Executive based in the United States, $35,000.

The ratio between the total compensation package of each Executive and the average Company wage, and the ratio between the total compensation package of each Executive and the median Company wage will be reviewed by the Compensation Committee in order to ensure that such ratios are reasonable.

The Company has agreed to indemnify its directors and Executives as permitted by the Companies Law. The terms of such indemnification were approved by the Board in October 2011 and, with respect to the directors, by the Company’s shareholders in November 2011. Indemnification on the same terms may be provided to any director or Executive whose term of office or employment, as the case may be, begins during the term of this Policy.

BioLineRx Compensation Policy for Executives and Directors

The Company is authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and Executives that are currently in office and that shall be in office from time to time, including directors and Executives that may have a controlling interest in the Company (if such becomes applicable in the future), within the following limits: (a) the premium for each policy period shall be not more than $550,000; (b) the maximum aggregate limit of liability pursuant to the policies shall be not more than $20 million for each insurance period; and (c) the maximum deductible shall be not more than $250,000. The Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 30% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law.

4.4.	Summary of Compensation Objectives for Executives

The following is a summary of the Company’s overall compensation objectives as reflected in the compensation framework and structure described above.

•	Annual performance should serve as the basis for all variable compensation:
o	by ensuring that bonuses correlate with the execution of the Company’s annual operating plan
o	by ensuring that specific business targets for each executive are communicated and updated when necessary;
o	by maintaining an adequate mix of quantitative operating plan goals with non-financial performance objectives (quantitative and qualitative).
•
Incentive systems should encourage compliance with organizational processes, behavior and conduct by mandating non-payment of bonuses in circumstances of non-compliant behavior or misconduct, as well as breach of the Company’s Code of Ethics.

•	Consideration of risk management is an integral part of this Policy (i.e., cash flow and project mix risk assessments).
•
Changes in the incentive structure for all Executives may be approved by the Compensation Committee and the Board up to an immaterial amount in any one year. For purposes of this paragraph, a change of up to 8% of an Executive’s total compensation in any one year will be considered immaterial and in conformance with this Policy.

BioLineRx Compensation Policy for Executives and Directors

5.	Compensation of Directors

5.1.	Compensation of external directors (as defined in the Companies Law) will be paid in accordance with the Companies Law and applicable regulations.

5.2.	Compensation of non-external directors will be identical to that of external directors.

5.3.
In exceptional circumstances (e.g., a key opinion leader or globally recognized expert), the Compensation Committee and Board may approve payment of higher compensation to a director candidate, taking into consideration compliance with this Policy and applicable law.

5.4.	The Compensation Committee may propose, and Board may approve, the grant of equity to directors, taking into consideration compliance with this Policy and applicable law.

6.	Examination by Independent Auditors

The calculation of Executive compensation will be reviewed annually by the Company’s independent auditor.

7.	Restitution in Case of Error

Executives shall be required to make restitution for any payments made based on the Company’s operating performance, if such payments were based on false or restated financial statements prepared at any time during the three years preceding discovery of the error.

8.	Responsibility for Communication of the Policy and Revisions thereto

The Policy, upon approval by the Board of Directors and shareholders, shall be communicated to all Executives of the Company.

The Policy is the responsibility of the Compensation Committee, which will review it from time to time and propose to the Board that amendments be adopted as deemed necessary. Changes in the Policy are subject to Board and shareholder approval.

9.	Periodic Review of Executive Compensation

The Compensation Committee and the Board will, from time to time, perform an analysis of Executive compensation and examine the relationship between each such Executive’s compensation and his/her contribution to Company during period following the previous analysis. In addition, the Compensation Committee and the Board will determine whether such compensation is equitable and reasonable. As a result of such analysis, changes in the Executive’s compensation package, as well as possible amendments to this Policy, may be considered.

If it is decided that the compensation is not equitable and reasonable in relation to an Executive’s contribution or in relation to relevant market trends, a new discussion about his/her compensation package will be conducted.

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